--------------------                                  ------------------------
CUSIP NO.  827094103               13D                  PAGE 1 OF 12 PAGES
--------------------                                  ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934


                             Silknet Software Inc.
                             ---------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                         ----------------------------
                         (Title of Class of Securities)


                                   827094103
                                   ---------
                                (CUSIP Number)

       John Hession, Esq.                     David A. Makarechian, Esq.
       Testa, Hurwitz & Thibeault, LLP        Brobeck, Phleger & Harrison LLP
       125 High Street                        Two Embarcadero Place
       Boston, MA  02110                      Palo Alto, CA  94303
       (617) 248-7000                         (650) 424-0160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 6, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


----------------------------
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 2 OF 12 PAGES
--------------------                                  ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    Kana Communications, Inc.


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      IRS I.D. # 77-0435679
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)
                                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            3,417,652 (acquisition of such shares is conditioned
                          upon the occurrence of certain events specified in the Silknet Stock Option Agreement dated February 6, 2000 and incorporated by reference as Exhibit 4 to this
                          Schedule 13D)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,798,592 (pursuant to the Silknet Stock Voting
                          Agreement dated February 6, 2000 and incorporated by
                          reference as Exhibit 2 to this Schedule 13D)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,417,652 (acquisiton of such shares is conditioned
                          upon the occurrence of certain events specified in the
                          Silknet Stock Option Agreement dated February 6, 2000
                          and incorporated by reference as Exhibit 4 to this
                          Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      11,216,244
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 12   (SEE INSTRUCTIONS)
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
 13
      65.3% (based on the number of shares of Issuer Common Stock outstanding as of February 3, 2000 as represented by the Issuer in the Merger Agreement dated February 6, 2000 and incorporated by reference as Exhibit 1 to this Schedule 13D)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                             CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 3 OF 12 PAGES
--------------------                                  ------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kana Communications, Inc. that it is the beneficial owner of any of the Common Stock of Silknet Software Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 4 OF 12 PAGES
--------------------                                  ------------------------

Item 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of Silknet Software Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Philippe Cote Street, Manchester, NH 03101.

Item 2.   Identity and Background.
          ------------------------
      (a) The name of the person filing this statement is Kana Communications, Inc., a Delaware corporation ("Kana").

      (b) The address of the principal office and principal business of Kana is 740 Bay Road, Redwood City, CA 94063.

      (c) Kana develops, markets and supports customer communication software products and services for e-Businesses. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Kana's directors and executive officers, as of the date hereof. Schedule A also sets forth information regarding certain persons who, because of their representation on Kana's board of directors or because they may be deemed to beneficially own more than ten percent (10%) of Kana's outstanding common stock, may be deemed to control Kana.

     (d) During the past five years, neither Kana nor, to Kana's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Kana nor, to Kana's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Kana is a Delaware Corporation. Draper Fisher Jurvetson and those entities affiliated with Draper Fisher Jurvertson are organized under the laws of California. Benchmark Capital Partners L.P. and those entities affiliated with Benchmark Capital Partners L.P. are organized under the laws of Delaware. To Kana's knowledge, each natural person listed on Schedule A is a citizen of the United States, with the exception of Pallipuram V. Kannan, who is a citizen of India.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to an Agreement and Plan of Reorganization dated as of February 6, 2000 (the "Merger Agreement"), by and among Kana, Pistol Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Kana ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 0.83 of a share of Kana Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of the Issuer, the approval by Kana's stockholders of the issuance of Kana Common Stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

          This statement on Schedule 13D relates to a voting agreement between Kana and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 5 OF 12 PAGES
--------------------                                  ------------------------

Issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below and an option granted to Kana by the Issuer to purchase shares of Issuer Common Stock upon the occurrence of certain events as described in Item 4 below.

Item 4.  Purpose of Transaction.
         -----------------------
     (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of Kana, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of Kana (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 0.83 of a share of Kana Common Stock. Kana will assume the Issuer's 1995 Employee Stock Option Plan, 1999 Stock Option and Incentive Plan, 1999 Non-Employee Director Stock Option Plan, 1999 Employee Stock Purchase Plan, and InSite Marketing Technology, Inc. 1997 Stock Option Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements.

          The Merger Agreement contains customary representations and warranties on the part of Kana, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Issuer and Kana. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid.

          As an inducement to Kana to enter into the Merger Agreement, certain stockholders (collectively, the "Stock Voting Agreement Stockholders") of the Issuer have entered into a Stock Voting Agreement, dated as of February 6, 2000 (the "Stock Voting Agreement"), with Kana and have, by executing the Stock Voting Agreement, irrevocably appointed Kana (or any nominee of Kana) as his lawful attorney and proxy. Such proxy gives Kana the limited right to vote each of the 7,798,592 shares of Issuer Common Stock beneficially and collectively owned by the Stock Voting Agreement Stockholders (the "Shares") in all matters related to the Merger. Subject to certain limited exceptions, the Stock Voting Agreement Stockholders are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Stock Voting Agreement in order to facilitate approval of the Merger Agreement. The Stock Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by this reference. The foregoing summary of the Stock Voting Agreement is qualified in its entirety by reference to the copy of the form of Stock Voting Agreement included as Exhibit 2 to this
Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Stock Voting Agreement Stockholders, Kana (or any nominee of Kana) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Stock Voting Agreement

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 6 OF 12 PAGES
--------------------                                  ------------------------

Stockholders may vote the Shares on all other matters. The Stock Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

          Also as an inducement to Kana to enter into the Merger Agreement, Kana and the Issuer entered into a Issuer Stock Option Agreement, dated February 6, 2000 (the "Issuer Stock Option Agreement"). The Issuer Stock Option Agreement grants Kana an irrevocable option (the "Option") to purchase, under certain conditions, up to the number of shares of Issuer Common Stock equal to nineteen and nine-tenths percent (19.9%) of the shares of Issuer Common Stock issued and outstanding at the time of exercise of the Option, in the manner set forth in the Issuer Stock Option Agreement, at a purchase price of $214.87 per share, subject to adjustment in the event of changes in the Issuer's capitalization (the "Option Shares"). Kana may exercise the Option, in whole or in part, at any time and from time to time upon the occurrence of an "Exercise Event" as set forth in Section 2 of the Issuer Stock Option Agreement. In addition, at any time during which the Option is exercisable Kana shall have the right to sell to Issuer and Issuer shall be obligated to purchase from Kana all or any portion of the Option, to the extent not previously exercised and all or any portion of the Option Shares, if any, acquired by Kana pursuant to the Option as set forth in
Section 6 of the Issuer Stock Option Agreement.

          The Option may not be exercised unless: (i) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any United States federal, state, or local administrative agency or commission or other United States federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares pursuant to the Option have been obtained or made, as the case may be, and (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction in the United States prohibiting or otherwise restraining such issuance is in effect. The Option will terminate upon the earliest of certain events, including consummation of the Merger, as set forth in the Issuer Stock Option Agreement.

          The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Issuer Stock Option Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be Mark S. Gainey and Michael J. McCloskey. The officers of the Surviving Corporation shall be the existing officers of the Issuer, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 7 OF 12 PAGES
--------------------                                  ------------------------

Certificate of Incorporation; provided, however, that Article IV of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1000, all of which shall consist of Common Stock, par value $.001 per share," Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation.

     (h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

     (j) Other than described above, Kana currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Kana reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a)-(b) If the Option becomes exercisable, Kana will have the right to acquire a number of shares equal to 19.9% of the issued and outstanding shares of the Issuer Common Stock at the time of the exercise of the Option, which would amount to 3,417,652 shares of Issuer Common Stock based on the number of shares of Issuer Common Stock outstanding as of February 3, 2000. If acquired, Kana would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the outstanding Issuer Common Stock after giving effect to the exercise of the Option.

          As a result of the Stock Voting Agreement, Kana may be deemed to be the beneficial owner of at least 7,798,592 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 45.4% of the issued and outstanding shares of Issuer Common Stock based on the number of shares of Issuer Common Stock outstanding as of February 3, 2000.

          Kana has the power to vote the 7,798,592 Shares for the limited purposes described above in connection with the Stock Voting Agreement. Kana does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Stock Voting Agreement. Kana (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stock Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stock Voting Agreement.

          To the best of Kana's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Kana nor, to the knowledge of Kana, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

          Other than the Merger Agreement, the Stock Voting Agreement and the Issuer Stock Option Agreement, to the knowledge of Kana, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and

--------------------                                  ------------------------
CUSIP NO.  827094103               13D                PAGE 8 OF 12 PAGES
--------------------                                  ------------------------

between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------
         The following documents are filed as exhibits:

         1. Agreement and Plan of Reorganization, dated as of February 6, 2000, by and among Kana Communications, Inc., a Delaware corporation, Pistol Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Kana Communications, Inc., and Silknet Software Inc., a Delaware corporation.

         2. Form of Silknet Stock Voting Agreement, dated as of February 6, 2000, by and among Kana Communications, Inc., a Delaware corporation, and certain stockholders of Silknet Software Inc., a Delaware corporation.

         3. Form of Kana Stock Voting Agreement, dated as of February 6, 2000, by and among Kana Communications, Inc., a Delaware corporation, and certain stockholders of Kana Communications, Inc., a Delaware corporation.

         4. Silknet Stock Option Agreement, dated as of February 6, 2000, by and among Kana Communications, Inc., a Delaware corporation, and Silknet Software Inc., a Delaware corporation.

         5. Kana Stock Option Agreement, dated as of February 6, 2000, by and among Kana Communications, Inc., a Delaware corporation, and Silknet Software Inc., a Delaware corporation.

--------------------                                  ------------------------
CUSIP NO.  827094103                 13D              PAGE 9 OF 12 PAGES
--------------------                                  ------------------------

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 15, 2000


                           KANA COMMUNICATIONS, INC.


                           By:  /s/ Michael J. McCloskey
                               -------------------------------------
                               Michael J. McClosky
                               Chief Executive Officer

--------------------                                  --------------------------
CUSIP NO. 827094103              13D                  PAGE 10 OF 12 PAGES
--------------------                                  --------------------------

                                   Schedule A
                                   ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            KANACOMMUNICATIONS, INC.

                                  Present Principal Occupation
                                 Including Name of Employer (if
                                         other than Kana
             Name                     Communications, Inc.)                    Address of Employer
----------------------------    ------------------------------------     ---------------------------
Executive Officers of
Kana Communications, Inc.
------------------------------
Michael J. McCloskey             Chief Executive Officer and       740 Bay Road, Redwood City, CA
                                 Director                          94063
Mark S. Gainey                   President and Chairman of the     740 Bay Road, Redwood City, CA
                                 Board of Directors                94063
Joseph G. Ansanelli              Vice President, Marketing         740 Bay Road, Redwood City, CA
                                                                   94063
Tim Campbell                     Vice President and General        740 Bay Road, Redwood City, CA
                                 Manager,                          94063
                                 Kana Online
Ian Cavanagh                     Vice President, Business          740 Bay Road, Redwood City, CA
                                 Development                       94063
Alexander E. Evans               Vice President, International     740 Bay Road, Redwood City, CA
                                                                   94063
Paul R. Holland                  Vice President, Worldwide Sales   740 Bay Road, Redwood City, CA
                                                                   94063
Pallipuram V. Kannan             Vice President, Realtime          740 Bay Road, Redwood City, CA
                                                                   94063
Joseph D. McCarthy               Vice President, Finance and       740 Bay Road, Redwood City, CA
                                 Operations                        94063
William R. Phelps                Vice President, Professional      740 Bay Road, Redwood City, CA
                                 Services                          94063
Toya Rico                        Vice President, Human Resources   740 Bay Road, Redwood City, CA
                                                                   94063
Don Whitt                        Vice President, eBusiness         740 Bay Road, Redwood City, CA
                                 Services                          94063
Michael R. Wolfe                 Vice President, Engineering       740 Bay Road, Redwood City, CA
                                 and Director                      94063
Outside Directors
------------------------------
David M. Beirne                  Managing Member of Benchmark      2480 Sand Hill Road, Suite 200,
                                 Capital Management Co., L.P.      Menlo Park, CA 94025


--------------------                                  --------------------------
CUSIP NO. 827094103              13D                  PAGE 11 OF 12 PAGES
--------------------                                  --------------------------


Robert W. Frick                  Investor, self-employed           3374 McGraw Lane, Lafayette,
                                                                   CA   94549
Eric A. Hahn.                    Founding Partner of               465 Melville, Palo Alto, CA
                                 Inventures Group                  94301

Charles A. Holloway, Ph.D.       Professor, Stanford University    335 Littlefield Drive, Stanford
                                 Graduate School of Business       University, Stanford, CA

Steven T. Jurvetson              Managing Director of Draper       400 Seaport Court, Suite 250,
                                 Fisher Jurvetson                  Redwood City, CA 94063

Ariel Poler                      Chief Executive Officer of        620 Folsom Street, Suite 300, San
                                 Topica, Inc.                      Francisco, CA 94107

10% Shareholders
----------------

Entities affiliated with                                           400 Seaport Court, Suite 250,
Draper Fisher Jurvetson(1)                                         Redwood City, CA 94063

Entities affiliated with                                           2480 Sand Hill Road, Suite 200,
Benchmark Capital Partners L.P.(2)                                 Menlo Park, CA 94025

(1) Includes 3,740,830 shares of common stock held by Draper Fisher Associates Fund IV, L.P. and 281,567 shares of common stock held by Draper Fisher Partners IV, LLC. The General Partners of Draper Fisher Jurvetson include Timothy C. Draper, John H. Fisher and Steven T. Jurvetson. Mr. Jurvetson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Draper Fisher Jurvetson Funds.

(2) Includes 3,783,347 shares of common stock held by Benchmark Capital Partners, L.P., and 528,779 shares of common stock held by Benchmark Founder's Fund L.P. The General Partners of Benchmark Capital Partners L.P. include David M. Beirne, Bruce W. Dunlevie, J. William Gurley, Kevin
    R. Harvey, Robert C. Kagle, Andrew S. Rachleff and Steven M. Spurlock. Mr. Beirne disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Benchmark funds.

----------------------                                 -------------------------
CUSIP NO. 827094103                13D                 PAGE 12 OF 12 PAGES
----------------------                                 -------------------------
                                   Schedule B
                                   ----------

Stockholder                              Shares Beneficially Owned
-----------                             -----------------------------
James C. Wood                                        1,546,645
Nigel K. Donovan                                       346,107
Patrick J. Scannell, Jr.                                19,081
James Davis                                             16,697
Mark H. Green                                           13,168
Eric Carlson                                            26,873
Guy Bradley                                             10,000
Joo Hock Chua                                                0
Stanley Fung                                             2,939
Andrew Goldfarb                                            900
Glen L. Urban                                          121,016
Zero Stage Capital V, L.P.                           1,667,033
CMG @ Ventures II LLC.                               2,761,536
JAFCO Co., Ltd.                                         22,138
JAFCO R-3 Investment Enterprise Partnership             18,066
JAFCO JS-3 Investment Enterprise Partnership            10,839
JAFCO G-6(A) Investment Enterprise Partnership          16,259
JAFCO G-6(B) Investment Enterprise Partnership          16,259
U.S. Information Technology No. 2 Investment
 Enterprise Partnership                                334,234
Vertex Investment (II) Ltd.                            402,600
Vertex Technology Fund Pte Ltd.                        346,002
HWH Investment Pte Ltd.                                100,200